SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 2

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Leap Wireless International, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

521863308

(CUSIP Number of Class of Securities (Underlying Common Stock))

S. Douglas Hutcheson

President and Chief Executive Officer

5887 Copley Drive

San Diego, California 92111

(858) 882-6000

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

David E. Shapiro, Esq.

Wachtell, Lipton, Rosen & Katz

51 W. 52nd Street

New York, New York 10019

Telephone: (212) 403-1000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$1,880,497.00	$218.33

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,784,633 shares of common stock of Leap Wireless International, Inc. having an aggregate value of $1,880,497.00 as of August 5, 2011 will be exchanged pursuant to this offer. The aggregate value of such options was calculated using the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $116.10 per million dollars of the value of the transaction.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $218.33

Filing Party: Leap Wireless International, Inc.

Form or Registration No.: 005-54639

Date Filed: August 10, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 10, 2011, as amended and supplemented by Amendment No. 1 filed with the Securities and Exchange Commission on August 26, 2011 (as amended and supplemented, the “Schedule TO”), relating to our offer (the “Offer”) to exchange certain options to purchase shares of our common stock, par value $0.0001 per share, having an exercise price of at least $30.00 per share (or, if the closing price of our common stock on the date the replacement options are granted (the “Replacement Grant Date”) is higher than $30.00 per share, an exercise price greater than such closing price), outstanding under the Leap Wireless International, Inc. 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan (as amended, the “2004 Stock Plan”), and the 2009 Employment Inducement Equity Incentive Plan of Leap Wireless International, Inc. (collectively, “Eligible Options”) and held by eligible employees for a lesser number of replacement options (“Replacement Options”) to be granted under the 2004 Stock Plan calculated in accordance with the applicable exchange ratios (the “Option Exchange”), upon the terms and subject to the conditions set forth in the Offer To Exchange Certain Outstanding Options for Replacement Options, dated August 10, 2011, and as amended and supplemented by Amendment No. 1, and filed as Exhibit 99(a)(1)(A) to the Schedule TO (the “Offer to Exchange”). The number of shares of our common stock to be subject to the Replacement Options will be based on exchange ratios that vary depending upon the exercise price and remaining term of the surrendered Eligible Options. Eligible Employees that elect to exchange Eligible Options pursuant to the Option Exchange must submit an election through the Option Exchange website or by using a paper form submitted via email, facsimile or U.S. mail or courier pursuant to the instructions in the Offer to Exchange. Eligible Employees who elect to exchange Eligible Options will be granted Replacement Options to purchase that number of shares of common stock determined in accordance with the applicable exchange ratios.

Except as specifically provided in this Amendment No. 2, the information contained in the Schedule TO and exhibits filed therewith remains unchanged. This Amendment No. 2 should be read in conjunction with the Schedule TO and the exhibits filed therewith (in each case, for the absence of doubt, as amended and supplemented by Amendment No. 1). All terms used herein have the same meaning as in the Offer to Exchange. Unless the context requires otherwise, references in this Amendment No. 2 to “Leap,” “our,” “us” and “we” mean Leap Wireless International, Inc.

Extension of the Option Exchange

We are extending the expiration time of the Offer until 4:00 p.m. Pacific Time on September 23, 2011, unless further extended. The Offer had been previously scheduled to expire at 4:00 p.m. Pacific Time on September 14, 2011. Throughout the Schedule TO, the Offer to Exchange and the other Exchange Offer Materials, all references to the expiration time of the Offer are hereby amended to extend the expiration time of the Offer until 4:00 p.m. Pacific Time on September 23, 2011.

On or about September 14, 2011, we intend to advise Eligible Employees of the extension of the Offer by email. A copy of the form of email is attached hereto as Exhibit (a)(1)(N) and incorporated herein by reference.

This Amendment No. 2 amends and supplements Item 1 through Item 8, Item 10, and Item 11 of the Schedule TO. Item 9 and Item 13 are not applicable.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add Exhibit (a)(1)(N) as follows:

Exhibit	Description
(a)(1)(A)*	Offer To Exchange Certain Outstanding Options for Replacement Options, dated August 10, 2011.

(a)(1)(B)*	Email Communication Announcing the Option Exchange, dated August 10, 2011.

(a)(1)(C)**	Guide to the Option Exchange Program.

(a)(1)(D)*	Frequently Asked Questions Regarding the Option Exchange Program.

(a)(1)(E)*	Form of Email Communication Confirming Receipt of Election.

(a)(1)(F)*	Form of Email Communication Regarding Reminder of Expiration of Offer.

(a)(1)(G)*	Form of Final Email Communication Confirming Acceptance and Cancellation of Eligible Options.

(a)(1)(H)*	Form of Final Email Communication Confirming Non-Participation in the Option Exchange.

(a)(1)(I)*	Form of Confirmation Statement Providing Number of Replacement Options to be Granted as a Result of Election or Non-Election.

(a)(1)(J)*	Screen Shots of the Option Exchange Website.

(a)(1)(K)*	Slides and Transcript of Employee Presentation Materials.

(a)(1)(L)*	Form of Paper Election and Withdrawal Form.

(a)(1)(M)*	Form of Email Communication Regarding the Availability of Paper Election and Withdrawal.

(a)(1)(N)**	Form of Email Communication Announcing Extension of Offer.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)*	Leap Wireless International, Inc. 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan, as amended (filed as Appendix A to the definitive proxy statement filed by Leap with the SEC on April 6, 2007, and incorporated herein by reference).

(d)(2)*	First Amendment to the Leap Wireless International, Inc. 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan (filed as exhibit 10.11.19 to Leap’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007, filed with the SEC on May 10, 2007, and incorporated herein by reference).

(d)(3)*	Second Amendment to the Leap Wireless International, Inc. 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan, as amended (filed as exhibit 10.11.20 to Leap’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007, filed with the SEC on August 9, 2007, and incorporated herein by reference).

(d)(4)*	Third Amendment to the Leap Wireless International, Inc. 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan, as amended (filed as Appendix A to the definitive proxy statement filed by Leap with the SEC on April 10, 2009, and incorporated herein by reference).

(d)(5)*	Form of Stock Option Grant Notice and Non-Qualified Stock Option Agreement (Replacement Options).

(d)(6)*	2009 Employment Inducement Equity Incentive Plan of Leap Wireless International, Inc. (filed as exhibit 10.15 to Leap’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC on February 27, 2009, and incorporated herein by reference).

(d)(7)*	First Amendment to the 2009 Employment Inducement Equity Incentive Plan of Leap Wireless International, Inc. (filed as exhibit 10.13.1 to Leap’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on March 1, 2010, and incorporated herein by reference).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2011	LEAP WIRELESS INTERNATIONAL, INC.

	By:	/s/ Robert J. Irving, Jr.
Robert J. Irving, Jr.
Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit	Description
(a)(1)(A)*	Offer To Exchange Certain Outstanding Options for Replacement Options, dated August 10, 2011.

(a)(1)(B)*	Email Communication Announcing the Option Exchange, dated August 10, 2011.

(a)(1)(C)**	Guide to the Option Exchange Program.

(a)(1)(D)*	Frequently Asked Questions Regarding the Option Exchange Program.

(a)(1)(E)*	Form of Email Communication Confirming Receipt of Election.

(a)(1)(F)*	Form of Email Communication Regarding Reminder of Expiration of Offer.

(a)(1)(G)*	Form of Final Email Communication Confirming Acceptance and Cancellation of Eligible Options.

(a)(1)(H)*	Form of Final Email Communication Confirming Non-Participation in the Option Exchange.

(a)(1)(I)*	Form of Confirmation Statement Providing Number of Replacement Options to be Granted as a Result of Election or Non-Election.

(a)(1)(J)*	Screen Shots of the Option Exchange Website.

(a)(1)(K)*	Slides and Transcript of Employee Presentation Materials.

(a)(1)(L)*	Form of Paper Election and Withdrawal Form.

(a)(1)(M)*	Form of Email Communication Regarding the Availability of Paper Election and Withdrawal.

(a)(1)(N)**	Form of Email Communication Announcing Extension of Offer.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)*	Leap Wireless International, Inc. 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan, as amended (filed as Appendix A to the definitive proxy statement filed by Leap with the SEC on April 6, 2007, and incorporated herein by reference).

(d)(2)*	First Amendment to the Leap Wireless International, Inc. 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan (filed as exhibit 10.11.19 to Leap’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007, filed with the SEC on May 10, 2007, and incorporated herein by reference).

(d)(3)*	Second Amendment to the Leap Wireless International, Inc. 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan, as amended (filed as exhibit 10.11.20 to Leap’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007, filed with the SEC on August 9, 2007, and incorporated herein by reference).

(d)(4)*	Third Amendment to the Leap Wireless International, Inc. 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan, as amended (filed as Appendix A to the definitive proxy statement filed by Leap with the SEC on April 10, 2009, and incorporated herein by reference).

(d)(5)*	Form of Stock Option Grant Notice and Non-Qualified Stock Option Agreement (Replacement Options).

(d)(6)*	2009 Employment Inducement Equity Incentive Plan of Leap Wireless International, Inc. (filed as exhibit 10.15 to Leap’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC on February 27, 2009, and incorporated herein by reference).

(d)(7)*	First Amendment to the 2009 Employment Inducement Equity Incentive Plan of Leap Wireless International, Inc. (filed as exhibit 10.13.1 to Leap’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on March 1, 2010, and incorporated herein by reference).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

**	Filed herewith.